SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 or 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2004

Commission File Number : 1-14118

PRESS RELEASE #26/04

QUEBECOR WORLD ANNOUNCES
REORGANIZATION OF ITS NORDIC GRAVURE PLATFORM

        QUEBECOR WORLD INC.

(Translation of Registrant's Name into English)

612 Saint-Jacques Street, Montreal, Quebec H3C 4M8

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

                Form 20-F                                         Form 40-F     X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(1): _____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Fork 6-K in paper as permitted by Regulation S-T Rule 101 (b) (7): _____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                 Yes                                        No    X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___________________.

September 7, 2004                                                                                                                                   26/04

For immediate release                                                                                                                Page 1 of 2

QUEBECOR WORLD ANNOUNCES
REORGANIZATION OF ITS NORDIC GRAVURE PLATFORM

Montréal, Canada - Quebecor World announced that it will be reorganizing its Nordic gravure platform. Some equipment from the Company's Stockholm, Sweden facility will be relocated to Mikkeli, Finland and the Stockholm facility will be closed. The remaining equipment will be transferred to Quebecor World's facility in Belgium which already serves customers in this market. These measures will further improve efficiencies and enhance customer service.

In a July press release and in its second quarter disclosure, Quebecor World stated that it had begun negotiations with its employees' representatives regarding the future of the Stockholm facility and indicated there was a strong possibility that those discussions could lead to a reorganization of our Nordic gravure platform that would involve the closing of the Stockholm plant.

The Stockholm facility will be phased out by the end of the year and as indicated in the Company's second quarter disclosure this action will result in a restructuring charge in the range of $20 million.

Quebecor World Inc. (NYSE; TSX: IQW) is one of the largest commercial printers in the world. It is a market leader in most of its major product categories which include magazines, inserts and circulars, books, catalogs, specialty printing and direct mail, directories, digital pre-media, logistics, mail list technologies and other value-added services. Quebecor World Inc. has approximately 37,000 employees working in more than 160 printing and related facilities in the United States, Canada, Brazil, France, the United Kingdom, Belgium, Spain, Austria, Sweden, Switzerland, Finland, Chile, Argentina, Peru, Colombia, Mexico and India.

Web address: http://www.quebecorworld.com

For immediate release                                                                                                                Page 2 of 2

For further Information contact:
Jeremy Roberts Vice-President, Corporate Finance and Treasurer Quebecor World Inc. (514) 877-5118 (800) 567-7070	Tony Ross Director, Communications Quebecor World Inc. (514) 877-5317 (800) 567-7070

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

QUEBECOR WORLD INC.

By: /s/ Claudine Tremblay

Name:   Claudine Tremblay
Title:      Assistant Secretary

Date:     September 8, 2004